May 29, 2013

Securities and Exchange Commission

Office of Applications and Report Services

100 F Street, N.E.

Washington, D.C. 20549

Re: Insured Fidelity Bond of The Korea Fund, Inc. (File No. 811-04058)

Ladies and Gentlemen:

Enclosed for filing on behalf of the above-referenced registered management investment company (the “Fund”) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, are the following documents:

(i)	A copy of the Fidelity Bond Binder (the “2013-2014 Bond”), effective May 30, 2013 until May 30, 2014, issued by Great American Insurance Company, the primary policy for $900,000, insuring the Fund is attached under Exhibit 1;

(ii)	A copy of the resolutions of the Directors of the Fund, including a majority of the Directors of the Fund who are not “interested persons” of the Fund, ratifying the amount, type, form and coverage of the 2013-2014 Bond and the premium to be paid by the Fund, is attached under Exhibit 2.

The Fund is maintaining a single insured bond in the amount of $900,000, which is sufficient coverage for its gross assets of $383,287,011 as of May 23, 2013 and as required under paragraph (d) of Rule 17g-1.

The premiums for the 2013-2014 Bond will be paid promptly when billed.

If there are any questions regarding this filing, please contact the undersigned, at (212) 739-3222.

Very truly yours,

Thomas J. Fuccillo

Secretary and Chief Legal Officer

Allianz Global Investors U.S. LLC

1633 Broadway

New York, NY 10019

212.739.3000